Exhibit (a)(10)


Contact

Investors: Jenny Lie, Deutsche Bank Securities, Inc.; Tel: 212-250-7445

Media: Kim Levy or Jim Barron, Citigate Sard Verbinnen; Tel: 212-687-8080

    Airborne Increases the Cash Portion of the Cash and Stock Consideration for all of its $150 Million 5.75% Convertible Senior Notes due 2007



Seattle, Washington, November 21, 2003 - Airborne, Inc. ("Airborne"), an indirect wholly owned subsidiary of DHL Worldwide Express B. V. ("DHL"), today announced that it has increased the cash portion of the Cash and Stock Consideration (as defined below) it is offering in its offer to purchase (the "Tender Offer") all of its $150 million 5.75% Convertible Senior Notes due 2007 (the "Notes") and that the expiration date for the Tender Offer has been extended. The cash payment in the All Cash Consideration (as defined below) remains unchanged. Airborne originally commenced the Tender Offer on October 15, 2003 and amended the offer on November 5, 2003. The Tender Offer is made pursuant to the Offer to Purchase, Consent Solicitation Statement and Change in Control Notice, dated October 15, 2003, as amended November 5, 2003 (as it may be further amended or supplemented from time to time, the "Amended and Restated Offering Document").

The Tender Offer

Airborne is now offering to purchase any and all outstanding Notes in the Tender Offer for, at the Note holder's (each a "Holder") election, either (i) a cash payment of $1,080 per $1,000 principal amount of Notes ("All Cash Consideration") or (ii) a cash payment of $993.65 plus 42.7599 shares of common stock of ABX Air, Inc. ("ABX Air"), per $1,000 principal amount of Notes (the "Cash and Stock Consideration"), with cash paid in lieu of fractional shares. Consummation of the Tender Offer is subject to certain conditions set forth in the Amended and Restated Offering Document. The expiration date for the Tender Offer has been extended to 11:59 p.m., New York City time on December 5, 2003, unless further extended by Airborne in its sole discretion or earlier terminated (such time and date as may be extended, the "Expiration Date").

As a condition to receiving the Cash and Stock Consideration, tendering Holders must agree to convert their Notes pursuant to the terms of the indenture. Under the indenture pursuant to which the Notes were issued, following the consummation of the merger (the "Merger") pursuant to which DHL acquired Airborne, each $1,000 principal amount of Notes is currently convertible into $908.65 and 42.7599 shares of common stock of ABX Air. ABX Air is an independent public company owned by the former shareholders of Airborne.

Holders may exercise their withdrawal rights for previously tendered Notes prior to the Expiration Date as set forth in the Amended and Restated Offering Document.

Except for the increase in the cash portion of the Cash and Stock
Consideration and the extension of the Expiration Date, all other terms of the Tender Offer remain as set forth in the Amended and Restated Offering Document.

                               * * * * *

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The offers relating to the Notes are made only in the Amended and Restated Offering Document.

Deutsche Bank Securities Inc. is acting as dealer manager and solicitation agent for the Tender Offer. D.F. King & Co., Inc. is the information agent and Deutsche Bank Trust Company Americas is the depositary in connection with the Tender Offer. Questions concerning the terms of the Tender Offer may be directed to Deutsche Bank Securities, attention: Jenny Lie, toll free at (866) 627-0391 or (212) 250-7445. Documents may be obtained by contacting the information agent, at (888) 887-0082 - bankers and brokers call collect (212) 269-5550.

About Airborne. Effective August 15, 2003, Airborne became an indirect wholly owned subsidiary of DHL and is no longer a publicly traded company. For more than 50 years, Airborne operated through its company Airborne Express, Inc. serving the shipping needs of business customers around the world.

About DHL. DHL is the world's leading express and logistics company offering customers innovative and customized solutions from a single source. With global expertise in solutions, express, air and ocean freight and overland transport, DHL combines worldwide coverage with an in-depth understanding of local markets. DHL's harmonized international network links more than 220 countries and territories worldwide. DHL continues to be at the forefront of technology and, with over 170,000 dedicated employees, guarantees fast and reliable services aimed at exceeding customers' expectations. Based in Brussels, Belgium, DHL is 100% owned by Deutsche Post World Net.


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